Filed by National Commerce Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FirstAtlantic Financial Holdings, Inc.

Registration Statement Number: 333-220855

The following communication was mailed by FirstAtlantic Financial Holdings, Inc. to its shareholders on or about November 6, 2017.

November 6, 2017

Dear FirstAtlantic Shareholders,

I write you this letter to provide an update of our third quarter results and to update you on our merger with National Commerce Corporation.

MERGER WITH NATIONAL COMMERCE CORPORATION

The decision by the Board of Directors to enter into the merger agreement with National Commerce was made after a complete evaluation of strategic options and with the best interest of our shareholders in mind. As you know, FirstAtlantic has had a strategy of growing both organically and through acquisitions. While we have experienced organic growth, the environment for executing the acquisition strategy has become much more challenging for smaller banking companies such as ourselves. Your Board of Directors believes that partnering with a company like National Commerce will enable our shareholders to continue their investment in the banking industry while increasing the possibilities for growth, both organically and through acquisition.

All FirstAtlantic shareholders of record as of October 30, 2017 have received or will soon receive a proxy statement-prospectus that describes the proposed merger in great detail along with a proxy card with which you will be able to cast your vote on the merger at a Special Shareholder Meeting to be held on December 14th. We have received regulatory approval from the OCC for the merger and expect that the merger will be completed around the end of the year.

THIRD QUARTER RESULTS

Earnings

Net income for the third quarter increased to $1.3 million, an improvement of 24% over the second quarter and 47% over the same period in 2016. For the nine months ended September 30, 2017, net income was $3.1 million, an increase of 16% over the same nine-month period in 2016. On a per share basis, basic net income for the third quarter and nine-month period in 2017 was $.22 and $.52, respectively, compared to $.14 and $.45 for the same periods in 2016.

In addition to modest growth in net interest income and close expense management, net income was enhanced due to tax benefits from stock option exercises and other items. Income tax expense for the third quarter of $271,000 was approximately half the expense for the same quarter in 2016.

Deposits

The company continues to benefit from growth in non-interest bearing deposit accounts, one of our primary areas of focus. Compared to September 30, 2016, non-interest bearing deposits, which consist primarily of business checking accounts, grew by $16.4 million, or 17%. For the quarter, non-interest bearing deposit accounts increased by $1.8 million, an annualized growth rate of 6.6%.

Total deposits declined slightly from the second quarter due to the maturity of public entity certificates of deposit that we chose not to renew because of their non-core nature. Compared to September 30, 2016, total deposits have grown by 5% to $370 million. The company’s deposit mix has improved significantly during this time as the percentage of non-interest bearing deposits to total deposits grew to 30.5% from 27.4%.

Loans

While total loans this year are up 5% on an annualized basis, the company experienced a decline of $1.5 million in loans outstanding in the most recent quarter. The decline occurred in the portfolio of acquired loans. The non-acquired portfolio, or those loans that FirstAtlantic originated, increased by $2.6 million in the quarter and have increased by $19.8 million through the first nine months of this year, an annualized growth rate of over 12%. The slower growth rate in non-acquired loans this quarter can be attributed to a change in mix of new loans that included more construction loans that will fully fund in future periods.

Asset Quality

The company’s asset quality metrics continue to be very solid. Net loan charge-offs for the quarter were only $18,000, an annualized rate of .02% of loans. For the first nine months of this year, the annualized net charge-off ratio was .03%, compared to a similarly low ratio for the same period in 2016 of .04%. Non-performing assets totaled $970,000 on September 30, 2017, or .21% of total assets.

Net Interest Margin

During the third quarter, net interest margin remained stable at 4.11%, compared to 4.13% in the second quarter and 4.05% in the third quarter of 2016. When factoring out loan accretion income, net interest margin for the third quarter expanded by .03% to 3.75% as a result of two favorable outcomes. First, our yield on earning assets, net of any loan accretion income, increased to 4.23% from 4.18% for the quarter ended June 30, 2017. Secondly, the growth in non-interest bearing deposits improved our deposit mix and enabled us to hold the increase in cost of funds to only .02% from the previous quarter. Our strategy of winning customers in the targeted areas of businesses and professionals was a primary driver of the improved margin.

Dividend

As previously announced, the Board of Directors declared a regular quarterly cash dividend of $.04 per share to shareholders of record as of October 30, 2017. The dividend will be paid on or around November 29, 2017. This dividend was declared one month earlier than normal in anticipation of the merger with National Commerce being consummated around the end of the year.

Your company has had a successful year through the first nine months of 2017. We plan to continue attracting the types of customers that enable us to grow our market presence and profitability in a sustainable manner and look forward to joining forces with National Commerce through the proposed merger to further improve the benefits for our customers.

If you have not already received it, please watch your mail for the proxy statement-prospectus outlining the details of the Merger Agreement with National Commerce Corporation. It is important that you cast your vote on the merger and return your proxy prior to the December 14, 2017 deadline. After receiving your proxy, you will also receive a separate mailing asking you to elect your desired form of stock or cash consideration from National Commerce. It is also very important that you return this document promptly.

Thank you for your continued support of FirstAtlantic.

Sincerely,

/s/ Mitchell W. Hunt, Jr.

Mitchell W. Hunt, Jr.

President and Chief Executive Officer

Additional Information about the Merger and Where to Find It

In connection with the proposed merger (the “Merger”) of FirstAtlantic Financial Holdings, Inc. (“FFHI”) with and into National Commerce Corporation (“NCC”), NCC has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of NCC common stock to be issued to the shareholders of FFHI. The registration statement includes a proxy statement-prospectus that was sent to the shareholders of FFHI beginning on November 3, 2017 in connection with their approval of the Merger. NCC also filed the proxy statement-prospectus with the SEC on November 3, 2017, and it is publicly available on the SEC’s website, www.sec.gov. In addition, NCC may file other relevant documents concerning the proposed Merger with the SEC.

INVESTORS IN FFHI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT-PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NCC, NBC, FFHI, FIRSTATLANTIC BANK AND THE PROPOSED MERGER, INCLUDING DETAILED RISK FACTORS.

Investors may obtain free copies of these documents, when available, through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement-prospectus also may be obtained by directing a request to National Commerce Corporation, 813 Shades Creek Parkway, Suite 100, Birmingham, AL 35209, Attention: Corporate Secretary, or to FirstAtlantic Financial Holdings, Inc., 1325 Hendricks Avenue, Jacksonville, Florida 32207, Attention: Corporate Secretary, or by accessing information available at www.nationalbankofcommerce.com or https://www.firstatlantic.bank/. The information on either website is not, and shall not be deemed to be, a part of this filing or incorporated into other filings that NCC makes with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

NCC, FFHI and their respective directors, executive officers and other employees and those of their subsidiaries may be deemed to be participants in the solicitation of proxies from the shareholders of FFHI in connection with the proposed Merger. Information about the directors and executive officers of NCC is set forth in NCC’s proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the solicitation of proxies may be obtained by reading the proxy statement-prospectus that was filed by NCC with the SEC on November 3, 2017.

FirstAtlantic Financial Holdings, Inc.

Consolidated Statement of Income (in thousands except share data)

(unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016

Interest income:
Loans, including fees	$12,975	$12,314	$4,465	$4,155
Investment securities	1,353	1,130	449	328
Other interest and investment income	195	113	66	50
Total interest income	14,523	13,557	4,980	4,533

Interest expense:
Deposits	1,293	1,033	451	347
Federal Home Loan Bank advances	170	48	66	19
Total interest expense	1,463	1,081	517	366

Net interest income	13,060	12,476	4,463	4,167

Provision for loan losses	138	277	-	-
Net interest income after provision for loan losses	12,922	12,199	4,463	4,167

Other operating income:
Service fees on deposit accounts	412	505	143	157
Gain on sale of loans	29	-	-	-
Earnings on bank owned life insurance	183	-	88	-
Gain on sale of securities available for sale	-	373	-	-
Other operating income	458	480	150	165
Total non-interest income	1,082	1,358	381	322

Other operating expense
Salaries and employee benefits	5,865	5,567	1,977	1,857
Occupancy and equipment	1,074	1,135	352	372
Ammortization of intangible assets	235	242	78	78
Data processing and communications	853	735	278	238
Expenses and valuation adjustments on other real estate	81	23	7	8
FDIC insurance	106	170	36	55
Legal, accounting and audit fees	223	304	72	104
Other operating	1,137	1,058	454	330
Total non-interest expense	9,574	9,234	3,254	3,042

Net income before taxes	4,430	4,323	1,590	1,447

Income tax expense	(1,320)	(1,642)	(271)	(549)

Net income	$3,110	$2,681	$1,319	$898

Basic earnings per common share	$0.52	$0.45	$0.22	$0.15
Basic weighted average common shares outstanding	6,012,700	5,995,963	6,028,834	5,996,750

Diluted earnings per common share	$0.51	$0.45	$0.22	$0.14
Diluted weighted average common shares outstanding	6,110,942	6,002,776	6,084,373	6,016,449

FirstAtlantic Financial Holdings, Inc.

Consolidated Balance Sheet (in thousands, except share data)

(unaudited)

	September 30, 2017	December 31, 2016	September 30, 2016
Assets:
Cash and due from banks	$25,485	14,216	17,409
Federal funds sold	923	419	7
Total cash and cash equivalents:	26,408	14,635	17,416

Interest bearing deposits in banks	1,246	5,479	7,222
Investment securities available for sale, at fair value	78,331	78,861	73,688
Investment securities held to maturity; (fair value of $7,060, $7,486 and $7,354)	7,045	7,187	7,234

Loans, net of unearned income	322,057	310,694	310,996
Less allowance for loan losses	2,356	2,279	2,190
Loans, net	319,701	308,415	308,806

Premises and equipment, net	13,768	13,873	13,883
Investment in Federal Home Loan Bank stock	1,711	1,398	1,313
Cash surrender value of bank owned life insurance	10,183	-	-
Accrued interest receivable	1,272	1,251	1,169
Goodwill and intangible assets, net	2,266	2,501	2,579
Other real estate owned	519	642	444
Deferred tax assets	2,311	2,485	1,732
Other assets	646	1,024	1,442

Total assets	$465,407	437,751	436,928

Liabilities and shareholders' equity
Deposits:
Non interest-bearing demand	$113,005	102,333	96,619
Interest-bearing demand	47,038	50,221	54,480
Savings and money market	147,515	136,179	137,789
Time deposits	62,663	63,625	63,474
Total deposits	370,221	352,358	352,362

Advances from Federal Home Loan Bank	31,000	24,000	22,000
Accrued interest payable	149	104	99
Income taxes payable	-	-	859
Other liabilities	974	1,074	654
Total liabilities	402,344	377,536	375,974

Shareholders' equity
Preferred stock, $.01 par value; 5,000,000 shares authorized; no shares issued and outstanding	-	-	-
Common stock, $.01 par value; 20,000,000 shares authorized; 6,108,351 shares issued and outstanding at September 30, 2017 5,997,192 shares issued and outstanding at December 31, 2016 5,997,192 shares issued and outstanding at September 30, 2016	61	60	60
Additional paid in capital	52,893	52,781	52,758
Retained earnings	11,156	8,769	8,103
Accumulated other comprehensive income, net of tax	(1,047)	(1,395)	33
Total shareholders' equity	63,063	60,215	60,954

Total liabilities and shareholders' equity	$465,407	437,751	436,928

FirstAtlantic Financial Holdings, Inc. and Subsidary (Consolidated) Financial Highlights (unaudited) (dollars in thousands except per share data)

	Three months ended:					Nine months ended:
	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017
Per common share
Basic earnings per common share	$0.15	0.17	0.12	0.18	0.22	$0.45	0.52
Diluted earnings per common share	0.15	0.17	0.12	0.17	0.22	$0.45	0.51
Cash dividends paid to shareholders	$0.03	0.03	0.03	0.04	0.04	$0.06	0.11

Basic average common shares outstanding	5,996,730	5,996,730	5,998,104	6,004,491	6,028,834	5,995,963	6,084,373
Diluted weighted average common shares outstanding	6,016,449	6,039,389	6,058,545	6,084,995	6,012,700	6,002,776	6,110,942

Income highlights
Interest income	$4,533	4,855	4,616	4,927	4,980	$13,558	14,523
Interest expense	$366	383	447	499	517	$1,082	1,462
Net interest income	$4,167	4,473	4,169	4,429	4,463	$12,476	13,060
Provision for loan losses	$-	80	65	73	-	$277	138
Non-interest income	$322	299	311	391	380	$1,358	1,082
Non-interest expense	$3,042	3,041	3,246	3,075	3,253	$9,233	9,575
Net income before taxes	$1,447	1,651	1,169	1,672	1,590	$4,324	4,429
Income tax expense	$550	625	441	607	271	$1,642	1,320
Net income	$897	1,026	728	1,064	1,319	$2,682	3,109

Key performance ratios
Return on average assets	0.83%	0.92%	0.65%	0.93%	1.13%	0.83%	0.91%
Return on average shareholders' equity	5.89%	6.70%	4.85%	6.91%	8.33%	5.99%	6.73%
Efficiency ratio	66.01%	59.45%	70.72%	62.18%	65.55%	66.77%	66.04%
Earning asset yield	4.40%	4.60%	4.33%	4.59%	4.59%	4.44%	4.50%
Earning asset yield (less purchased loan accretion)	4.16%	4.04%	4.07%	4.18%	4.23%	4.18%	4.16%
Cost of interest bearing liabilities	0.54%	0.55%	0.64%	0.69%	0.71%	0.53%	0.68%
Net interest spread	3.86%	4.05%	3.69%	3.90%	3.87%	3.91%	3.82%
Cost of funds	0.39%	0.40%	0.46%	0.50%	0.52%	0.39%	0.49%
Net interest margin	4.05%	4.24%	3.91%	4.13%	4.11%	4.09%	4.05%
Net interest margin (less purchased loan accretion)	3.80%	3.68%	3.65%	3.72%	3.75%	3.83%	3.71%
Net charge-offs (recoveries)	$14	(9)	9	34	18	$99	61
Net charge-offs (recoveries) / average loans	0.02%	(0.01% )	0.01%	0.04%	0.02%	0.04%	0.03%

	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
Consolidated Balance Sheet Data	2016	2016	2017	2017	2017

Per common share
Book Value	$10.16	10.04	10.14	10.30	10.32
Tangible book value	$9.73	9.62	9.74	9.91	9.95

Capital
Tier 1 Leverage ratio	13.80%	13.61%	13.30%	13.30%	13.55%

Asset quality data
Nonaccrual loans	$1,077	245	287	31	451
90 day past due and accruing loans	$-	-	65	29	-
Non-performing loans	$1,077	245	352	60	451
Other real estate owned	$444	$642	$582	$519	$519
Non-performing assets (excluding TDR's)	$1,521	887	934	579	970
Non-performing assets / total assets	0.35%	0.20%	0.21%	0.13%	0.21%
Non-performing assets / total loans and OREO	0.49%	0.29%	0.30%	0.18%	0.30%
Allowance for loan losses / nonperforming loans	203.26%	931.18%	663.91%	4012.19%	521.99%

Key balance sheet highlights
Total Assets	$436,929	437,751	452,056	462,419	465,407
Loan to deposit ratio	88.26%	88.18%	80.71%	87.09%	86.99%
Loans: Ending balance	$310,996	310,694	313,296	323,598	322,057
Loans: Quarter to date average	$311,788	311,390	311,678	318,135	323,768
Annualized YTD growth in total loans	4.66%	3.39%	3.40%	8.37%	4.89%
Annualized YTD growth in loan quarterly averages	9.78%	7.19%	0.37%	4.37%	5.31%
Annualized growth in legacy (non acquired) loans *	14.75%	13.93%	11.38%	16.18%	67.28%
Non-interest bearing deposits: Ending balance	$96,619	102,333	109,940	111,170	113,005
Non-interest bearing deposits: Quarter to date average	$101,120	104,591	108,202	109,705	110,269
Non-interest bearing deposits / total deposits	27.42%	29.04%	28.32%	29.92%	30.52%
Annualized YTD growth in non-interest bearing deposits *	10.74%	14.43%	30.15%	17.41%	13.94%
Total deposits: Ending balance	$352,362	$352,358	$388,193	$371,580	$370,221
Total deposits: Quarter to date average	$356,916	$357,512	$370,756	$376,084	$371,585